

July 29, 2010

Mr. Blake Nordstrom
President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re:** **Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 22, 2010**
> **File No. 001-15059**
> **Schedule 14A**
> **Filed April 8, 2010**

Dear Mr. Nordstrom:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services